                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                For the quarterly period ended December 31, 1996
                ------------------------------------------------

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                        Tradewinds Building, Fifth Floor
                         Bay Street, P.O. Box  SS-6293,
                              Nassau, The Bahamas
                     (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                            Form 20-F  X   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X

[If "Yes" is marked, indicate below the file number assigned to the registrant
 in connection with Rule 12g3-2(b):82-           ]

                       TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
       REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 1996

                                      INDEX


PART I:   FINANCIAL INFORMATION                                             PAGE
Item 1.   Financial Statements

          Consolidated Statements of Income
               and Retained Earnings for the three and nine months
               ended December 31, 1996 and 1995. . . . . . . . . . . . . . . . 3

          Consolidated Balance Sheets -
               December 31, 1996 and March 31, 1996. . . . . . . . . . . . . . 4

          Consolidated Statements of Cash Flows
               for the nine months ended December 31, 1996
               and 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

          Notes to Consolidated Financial
               Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . 6

Item 2.   Management's Discussion and Analysis of
               Financial Condition and Results of Operations . . . . . . . . .13


PART II:  OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .17

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . 18


                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                              AND RETAINED EARNINGS
                         (in thousands of U.S. dollars)

                                                           Three Months Ended             Nine Months Ended
                                                              December 31,                  December 31,
                                                          1996             1995        1996               1995
                                                            $  (Unaudited)   $           $  (Unaudited)     $
                                                        --------------------------------------------------------
     NET VOYAGE REVENUES
     Voyage revenues                                     97,302          84,596        281,475          245,540
     Voyage expenses                                     27,154          21,803         76,707           65,255
     -------------------------------------------------------------------------------------------------------------------
     Net voyage revenues                                 70,148          62,793        204,768          180,285
     -------------------------------------------------------------------------------------------------------------------

     OPERATING EXPENSES
     Vessel operating expenses                           18,194          16,770         53,605           50,266
     Time-charter hire expense                              118             841          3,462              841
     Depreciation and amortization                       23,269          20,996         68,181           61,952
     General and administrative                           4,579           3,973         13,673           12,785
     -------------------------------------------------------------------------------------------------------------------
                                                         46,160          42,580        138,921          125,844
     -------------------------------------------------------------------------------------------------------------------
     Income from vessel operations                       23,988          20,213         65,847           54,441
     -------------------------------------------------------------------------------------------------------------------
     OTHER ITEMS
     Interest expense                                   (15,132)        (14,755)       (45,199)         (45,985)
     Interest income                                      1,637           1,848          4,790            5,030
     Other income (loss) (note 8)                          (598)          6,009         (1,072)           9,860
     -------------------------------------------------------------------------------------------------------------------
                                                        (14,093)         (6,898)       (41,481)         (31,095)
     -------------------------------------------------------------------------------------------------------------------
     Net income                                           9,895          13,315         24,366           23,346
     Retained earnings, beginning of the period         366,137         356,578        363,690          406,547
     Exchange of redeemable preferred stock (note 6)                                                    (60,000)
     Dividends declared and paid                         (6,048)         (5,953)       (18,072)          (5,953)
     -------------------------------------------------------------------------------------------------------------------
     Retained earnings, end of the period               369,984         363,940        369,984          363,940
     -------------------------------------------------------------------------------------------------------------------
     Net income per common share (note 6)             $    0.35        $   0.48       $   0.87        $    0.98
     Weighted average number of
         common shares outstanding (note 6)          28,193,291      27,756,345     28,086,886       23,836,381
     ===================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                                               As at               As at
                                                        December 31, 1996     March 31, 1996
                                                                 $                   $
                                                           (Unaudited)
                                                        -----------------     --------------
     ASSETS
     Current
     Cash and cash equivalents                               123,511              99,790
     Restricted cash                                           1,086               1,990
     Accounts receivable
       -trade                                                 22,403              22,213
       -other                                                  2,851               2,725
     Prepaid expenses and other assets                        15,176              15,331
     ----------------------------------------------------------------------------------------------------
     Total current assets                                    165,027             142,049
     ----------------------------------------------------------------------------------------------------
     Vessels and equipment (notes 5 and 7)
     At cost, less accumulated depreciation of $438,234
       (March 31, 1996 - $377,105)                         1,201,911           1,193,557
     Advances on vessels                                       4,463               5,250
     ----------------------------------------------------------------------------------------------------
     Total vessels and equipment                           1,206,374           1,198,807
     ----------------------------------------------------------------------------------------------------
     Investment                                                  958               1,624
     Other assets                                             12,259              12,821
     ----------------------------------------------------------------------------------------------------
                                                           1,384,618           1,355,301
     ====================================================================================================
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                         13,000              11,761
     Accrued liabilities                                      35,171              18,303
     Current portion of long-term debt (notes 5 and 7)        36,461              19,102
     ----------------------------------------------------------------------------------------------------
     Total current liabilities                                84,632              49,166
     ----------------------------------------------------------------------------------------------------
     Long-term debt (notes 5 and 7)                          685,369             706,740
     ----------------------------------------------------------------------------------------------------
     Total liabilities                                       770,001             755,906
     ----------------------------------------------------------------------------------------------------
     Stockholders' equity
     Capital stock (note 6)                                  244,633             235,705
     Retained earnings                                       369,984             363,690
     ----------------------------------------------------------------------------------------------------
     Total stockholders' equity                              614,617             599,395
     ----------------------------------------------------------------------------------------------------
                                                           1,384,618           1,355,301
     ====================================================================================================

Commitments and contingencies (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                                        Nine Months Ended December 31,
                                                                                        1996                      1995
                                                                                          $       (Unaudited)      $
                                                                                        -------------------------------
     Cash and cash equivalents provided by (used for)

     OPERATING ACTIVITIES
     Net income                                                                           24,366                   23,346
     Add (deduct) charges to operations not requiring
       a payment of cash and cash equivalents:
     Depreciation and amortization                                                        68,181                   61,952
         Gain on disposition of assets                                                                             (8,889)
         Equity loss (income)                                                                384                   (1,503)
         Other - net                                                                       1,044                      881
     Change in non-cash working capital items related to
         operating activities                                                             12,139                   (3,949)
     --------------------------------------------------------------------------------------------------------------------------
     Net cash flow from operating activities                                             106,114                   71,838
     --------------------------------------------------------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Proceeds from long-term debt                                                        220,000                  223,000
     Scheduled repayments of long-term debt                                              (13,140)                 (49,698)
     Prepayments of long-term debt                                                      (210,872)                (323,544)
     Scheduled repayments of capital lease obligation                                                              (1,304)
     Decrease in restricted cash                                                             904                    4,870
     Net proceeds from issuance of Common Stock                                              705                  137,613
     Cash dividends paid                                                                  (9,848)                  (3,712)
     Other                                                                                (1,053)                  (1,086)
     --------------------------------------------------------------------------------------------------------------------------
     Net cash flow from financing activities                                             (13,304)                 (13,861)
     --------------------------------------------------------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Expenditures for vessels and equipment (net of capital lease
        financing of $NIL; December 31, 1995 - $44,550)                                  (58,408)                 (47,640)
     Expenditures for drydocking                                                         (10,963)                  (6,805)
     Proceeds from disposition of assets                                                                           28,514
     Proceeds on sale of available-for-sale securities                                                             60,963
     Purchases of available-for-sale securities                                                                   (41,068)
     Other                                                                                   282
     --------------------------------------------------------------------------------------------------------------------------
     Net cash flow from investing activities                                             (69,089)                  (6,036)
     --------------------------------------------------------------------------------------------------------------------------
     Increase in cash and cash equivalents                                                23,721                   51,941
     Cash and cash equivalents, beginning of the period                                   99,790                   16,500
     ---------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of the period                                        123,511                   68,441
     ===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
            (all tabular amounts stated in thousands of U.S. dollars)
          (Information as at December 31, 1996, and for the Three-Month
      and Nine-Month Periods Ended December 31, 1996 and 1995 is unaudited)

1.  Basis of Presentation

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited consolidated financial statements for the fiscal year ended March 31, 1996. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and nine-month periods ended December 31, 1996 are not necessarily indicative of those for a full fiscal year.

     Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.   Accounting for Stock-Based Compensation

     The Company accounts for its stock option plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25 and will disclose the required proforma effect on net income and earnings per share.

3.   Cash Flows

     Cash interest paid during the nine-month periods ended December 31, 1996 and 1995 totalled approximately $35,063,000 and $42,862,000, respectively.

4.   Income Taxes

     The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

5.   Long-Term Debt

                                                                December 31,            March 31,
                                                                     1996                  1996
                                                                       $                     $
------------------------------------------------------------------------------------------------------------
     Revolving Credit Facility (LIBOR + 1.05%)                           0                 118,000
     First Preferred Ship Mortgage Notes (8.32%)
      U.S. dollar debt due through 2008                            225,000                 225,000
     First Preferred Ship Mortgage Notes (9 5/8%)
      U.S. dollar debt due through 2004                            151,200                 151,200
     Floating rate (LIBOR + 0.65% to 1 1/2%)
      U.S. dollar debt due through 2006                            345,630                 231,642
------------------------------------------------------------------------------------------------------------
                                                                   721,830                 725,842
     Less current portion of long-term debt                         36,461                  19,102
------------------------------------------------------------------------------------------------------------
                                                                   685,369                 706,740
============================================================================================================



     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven of the Company's subsidiaries that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1996, the fair value of these net assets approximated $285 million.

     The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six of the Company's subsidiaries that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1996, the fair value of these net assets approximated $197 million.

     Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     As at December 31, 1996, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 22.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. As at December 31, 1996, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. All of the contracts expire on April 1, 1997. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap and cap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.   Capital Stock
     Authorized

            25,000,000             Preferred Stock with a par value of $1 per share.
           125,000,000             Common Stock with no par value

    ============================================================================================================
                                                  Common         Thousands       Preferred        Thousands
    Issued and outstanding                        Stock          of shares       Stock            of shares
    ------------------------------------------------------------------------------------------------------------
    Balance March 31, 1996                       $235,705          27,904             $0              0
    Reinvested dividends                            8,223             288
    Exercise of stock options                         705              32
    ------------------------------------------------------------------------------------------------------------
    Balance December 31, 1996                    $244,633          28,224             $0              0
    ============================================================================================================

                                 PAGE 7 OF 18

    The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at December 31, 1996, options to purchase a total of 1,087,926 shares of the Company's Common Stock were outstanding, of which 547,301 options were then exercisable at $21.50 per share. The remaining outstanding options will be exercisable at prices ranging from $21.50 to $27.375 per share and expire between July 19, 2005 and May 28, 2006, ten years after the date of grant.

    Net income per share is based upon the weighted average number of common shares outstanding during each period. Stock options have not been included in the computation of net income per common share since their effect thereon would not be material.

7.  Commitments and Contingencies

    As at December 31, 1996, the Company was committed to the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in July 1997. To December 31, 1996, there had been payments made towards this commitment of $4.5 million. A long-term financing arrangement exists for $35.6 million of the unpaid cost of this vessel.

8.  Other Income <Loss>

                                                        Three Months                        Nine Months
                                                     Ended December 31,                 Ended December 31,
                                                    1996            1995              1996             1995
                                                      $               $                 $                $
    ------------------------------------------------------------------------------------------------------------
    Gain on disposition of assets                                  5,161                               8,889
    Equity in results of 50% owned company                           799              (384)            1,503
    Write-off of capitalized loan costs              (568)                            (568)           (1,144)
    Miscellaneous - net                               (30)            49              (120)              612
    ------------------------------------------------------------------------------------------------------------
                                                     (598)         6,009            (1,072)            9,860
    ============================================================================================================

                                           TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                                  SCHEDULE A


                                       CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                                (in thousands of U.S. dollars)





                                         Three Months Ended December 31, 1996 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Net voyage revenues                                     7,657           8,954          105,274          (51,737)         70,148
Operating expenses                       383            5,742           8,360           83,412          (51,737)         46,160
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) from vessel
    operations                          (383)           1,915             594           21,862                           23,988
Net interest income (expense)         (8,317)              42              70           (5,290)                         (13,495)
Equity in net income of
  subsidiaries                        18,547                                                            (18,547)
Other income (loss)                       48                                             2,595           (3,241)           (598)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                             9,895            1,957             664           19,167          (21,788)          9,895
Retained earnings (deficit),
  beginning of the period            366,137           14,227          (9,830)         100,409         (104,806)        366,137
Dividends declared and paid           (6,048)                                                                            (6,048)
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                  369,984           16,184          (9,166)         119,576         (126,594)        369,984
===================================================================================================================================


                                               Three Months Ended December 31, 1995 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Net voyage revenues                                     7,626           14,179          97,548          (56,560)        62,793
Operating expenses                    388               5,208            8,107          91,351          (62,474)        42,580
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) from
    vessel operations                (388)              2,418            6,072           6,197            5,914         20,213
Net interest income (expense)      (3,640)                219           (4,005)         (5,481)                        (12,907)
Equity in net income of
  subsidiaries                     17,295                                                               (16,496)           799
Other income                           48                   1                           12,172           (7,011)         5,210
-----------------------------------------------------------------------------------------------------------------------------------
Net income                         13,315               2,638            2,067          12,888          (17,593)        13,315
Retained earnings (deficit),
  beginning of the period         356,578              19,353           (1,738)         61,659          (79,274)       356,578
Dividends declared and paid        (5,953)                                                                              (5,953)
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings,
  end of the period               363,940              21,991              329          74,547          (96,867)       363,940
===================================================================================================================================




---------------
(See Note 5)

                                                           PAGE 9 OF 18

                                           TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                                  SCHEDULE A


                                       CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                                  (in thousands of U.S. dollars)


                                         Nine Months Ended December 31, 1996 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Net voyage revenues                                     22,786           26,977        301,047          (146,042)        204,768
Operating expenses                   1,225              16,880           25,611        241,247          (146,042)        138,921
 Income (loss) from
   vessel operations                (1,225)              5,906            1,366         59,800                            65,847
Net interest income (expense)      (25,056)                101              163        (15,617)                          (40,409)
Equity in net income (loss)
  of subsidiaries                   50,503                                                               (50,887)           (384)
Other income (loss)                    144                                               8,700            (9,532)           (688)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                          24,366               6,007            1,529         52,883           (60,419)         24,366
Retained earnings (deficit),
  beginning of the period          363,690              17,377           (1,245)        66,693           (82,825)        363,690
Dividends declared and paid        (18,072)             (7,200)          (9,450)                          16,650         (18,072)
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                369,984              16,184           (9,166)       119,576          (126,594)        369,984
===================================================================================================================================


                                         Nine Months Ended December 31, 1995 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Net voyage revenues                                     22,218          40,606         295,662           (178,201)       180,285
Operating expenses                  1,085               15,643          23,241         271,074           (185,199)       125,844
-----------------------------------------------------------------------------------------------------------------------------------
  Income (loss) from
    vessel operations              (1,085)               6,575          17,365          24,588              6,998         54,441
Net interest income (expense)     (10,954)                 306         (12,009)        (18,298)                          (40,955)
Equity in net income
  of subsidiaries                  34,174                                                                 (32,671)         1,503
Other income                        1,211                    1                          14,156             (7,011)         8,357
-----------------------------------------------------------------------------------------------------------------------------------
Net income                         23,346                6,882           5,356          20,446            (32,684)        23,346
Retained earnings (deficit),
  beginning of the period         406,547               22,309          (5,027)         89,301           (106,583)       406,547
Exchange of redeemable
  preferred stock                 (60,000)                                                                               (60,000)
Dividends declared and paid        (5,953)              (7,200)                        (35,200)            42,400         (5,953)
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of
  the period                      363,940               21,991             329          74,547            (96,867)       363,940
===================================================================================================================================




-----------------
(See Note 5)
                                                           PAGE 10 OF 18

                                                TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                              SCHEDULE A


                                                   CONDENSED BALANCE SHEETS
                                                (in thousands of U.S. dollars)


                                          As at December 31, 1996 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------

                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                  143           12,905          12,669          97,794                          123,511
Restricted cash                                                                           1,086                            1,086
Other current assets                       123              733             839          38,925             (190)         40,430
-----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                    266           13,638          13,508         137,805             (190)        165,027
Vessels and equipment (net)                             138,474         347,481         720,419                        1,206,374
Advances due from subsidiaries         364,625                                                          (364,625)
Other assets (principally
  investments in subsidiaries)         639,293                                           11,696         (637,772)         13,217
-----------------------------------------------------------------------------------------------------------------------------------
                                     1,004,184          152,112         360,989         869,920       (1,002,587)      1,384,618
===================================================================================================================================
LIABILITIES & STOCKHOLDERS'
  EQUITY
Current liabilities                     14,567            4,111             804          65,340             (190)         84,632
Long-term debt                         375,000                                          310,369                          685,369
Due to parent                                                                           363,754         (363,754)
-----------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                   389,567            4,111             804         739,463         (363,944)        770,001
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                          244,633                6              23           5,933           (5,962)        244,633
Contributed capital                                     131,811         369,328           4,948         (506,087)
Retained earnings (deficit)            369,984           16,184          (9,166)        119,576         (126,594)        369,984
-----------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity          614,617          148,001         360,185          30,457         (638,643)        614,617
-----------------------------------------------------------------------------------------------------------------------------------
                                     1,004,184          152,112         360,989         869,920       (1,002,587)      1,384,618
===================================================================================================================================

                                                       As at March 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                  28            8,613              5,210           85,939                         99,790
Restricted cash                                                                              1,990                          1,990
Other current assets                      293            1,475              1,064           37,527           (90)          40,269
-----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                   321           10,088              6,274          125,456           (90)         142,049
Vessels and equipment (net)                            139,652            362,424          696,731                      1,198,807
Advances due from subsidiaries        372,233                                                           (372,233)
Other assets (principally
   investments in subsidiaries)       606,269                                               12,826      (604,650)          14,445
-----------------------------------------------------------------------------------------------------------------------------------
                                      978,823          149,740            368,698          835,013      (976,973)       1,355,301
===================================================================================================================================
LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                     3,228              539                613           44,876           (90)          49,166
Long-term debt                        376,200                                              330,540                        706,740
Due to parent                                                                              382,023      (382,023)
-----------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                  379,428              539                613          757,439      (382,113)         755,906
-----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                         235,705                6                 23            5,933        (5,962)         235,705
Contributed capital                                    131,818            369,307            4,948      (506,073)
Retained earnings (deficit)           363,690           17,377             (1,245)          66,693       (82,825)         363,690
-----------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity         599,395          149,201            368,085           77,574      (594,860)         599,395
-----------------------------------------------------------------------------------------------------------------------------------
                                      978,823          149,740            368,698          835,013      (976,973)       1,355,301
===================================================================================================================================

----------------
(See Note 5)

                                                           PAGE 11 OF 18

                                                TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES                             SCHEDULE A


                                                CONDENSED STATEMENTS OF CASH FLOWS
                                                  (in thousands of U.S. dollars)


                                          Nine Months Ended December 31, 1996 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided
   by (used for)
OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from
     operating activities           (15,043)             14,418          16,914           89,825                         106,114
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                             220,000                         220,000
Repayments of long-term debt                                                            (224,012)                       (224,012)
Net proceeds from issuance of
  Common Stock                          705                                                                                  705
Other                                (2,469)             (7,200)         (9,450)           9,122                          (9,997)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from
     financing activities            (1,764)             (7,200)         (9,450)           5,110                         (13,304)
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels
   and equipment                                         (2,919)            (28)         (66,424)                        (69,371)
Other                                16,922                  (7)             23          (16,656)                            282
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from investing
      activities                     16,922              (2,926)             (5)         (83,080)                        (69,089)
-----------------------------------------------------------------------------------------------------------------------------------
Increase in cash and
  cash equivalents                      115               4,292           7,459              11,855                       23,721
Cash and cash equivalents,
   beginning of the period               28               8,613           5,210              85,939                       99,790
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of the period                    143              12,905          12,669              97,794                      123,511
===================================================================================================================================

                                          Nine Months Ended December 31, 1995 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                     9 5/8% Notes     8.32% Notes                                    Teekay
                                   Teekay            Guarantor        Guarantor       Non-Guarantor                  Shipping Corp.
                                   Shipping Corp.    Subsidiaries     Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                         $                 $               $               $               $               $
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from
     operating activities              (9,191)          13,243          19,506           48,280                          71,838
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                            223,000                         223,000
Repayments of long-term debt          (22,580)                         (27,694)        (324,272)                       (374,546)
Net proceeds from issuance of
 Common Stock                         137,613                                                                           137,613
Other                                (171,203)          (7,200)         11,321          167,154                              72
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from financing
     activities                       (56,170)          (7,200)        (16,373)          65,882                         (13,861)
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels
  and equipment                                           (979)           (162)         (53,304)                        (54,445)
Proceeds from disposition of assets                                                      28,514                          28,514
Other                                  65,391              460          (2,946)         (43,010)                         19,895
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash flow from
      investing activities             65,391             (519)         (3,108)         (67,800)                         (6,036)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in
   cash and cash equivalents               30            5,524              25           46,362                          51,941
Cash and cash equivalents,
   beginning of the period                 97            5,886           3,076            7,441                          16,500
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of the period                      127           11,410           3,101           53,803                          68,441
===================================================================================================================================




------------------
(See Note 5)
                                                           PAGE 12 OF 18


                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                               December 31, 1996
                        PART I - FINANCIAL INFORMATION

    ITEM 2 -    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS

    RESULTS OF OPERATIONS

    General

    Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast.
    The Company's fleet consists of 42 tankers, including 38 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, one VLCC and, through a joint venture, a 50% interest in an additional Aframax tanker, for a total cargo-carrying capacity of approximately 4.2 million tonnes.

    Approximately 79% of the Company's net revenue is currently derived from spot voyages. This dependence on spot voyages, which management believes is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period at a fixed rate; and by contracts of affreightment, whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

    Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

    Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

    Three Months Ended December 31, 1996 versus Three Months Ended December 31,
    1995

    The Company's net income was $9.9 million, or 35 cents per share, in the third quarter of fiscal 1997. This is down from $13.3 million, or 48 cents per share, earned in the third quarter of fiscal 1996 which included $5.2 million, or 19 cents per share, in gains on asset sales. Excluding gains on asset sales, net income increased by $1.7 million over last fiscal year's third quarter, reflecting a continuation of the gradual year-over-year improvement in the tanker charter market since the bottom of the market cycle in 1992 as well as the increase in fleet size. The seasonal rise in tanker charter rates which typically occurs in the months of October and November was delayed until late December this year. This, in addition to a temporary increase in bunker prices, resulted in TCE rates for the third quarter of fiscal 1997 which were only marginally higher than those experienced during the summer of 1996.

                                 PAGE 13 OF 18


    Income from Vessel Operations

    The Company's fleet was 5.1% larger on average in the third quarter of fiscal 1997 than in the third quarter of fiscal 1996, as three modern
    Aframax tankers were acquired during the past year, while the Company's one remaining mid-1970s-built tanker was sold.

    Net voyage revenues increased 11.7%, to $70.1 million in the third quarter of fiscal 1997, from $62.8 million in the third quarter of fiscal 1996.
    This reflects the increase in fleet size as well as an improvement in tanker charter market conditions, as the Company's fleet achieved an average TCE rate of $20,076 in the third quarter of fiscal 1997, up 6.5% from $18,846 in the third quarter of fiscal 1996.

    Increases in vessel operating expenses, depreciation and amortization, and general and administrative expenses were largely attributable to the increase in fleet size. Depreciation and amortization expense included amortization of drydocking costs of $2.6 million in the third quarter of fiscal 1997 and $2.3 million in the third quarter of fiscal 1996.

    Interest Expense

    Interest expense increased 2.6% to $15.1 million in the third quarter of fiscal 1997, from $14.8 million in the third quarter of fiscal 1996 due to $400,000 in prepayment penalties incurred as a result of the term loan refinancing completed in October 1996 (see "Liquidity and Capital
    Resources").

    Nine months Ended December 31, 1996 versus Nine months Ended December 31,
    1995

    The Company's net income was $24.4 million, or 87 cents per share, in the first three quarters of fiscal 1997, up from $23.3 million, or 98 cents per share, in the first three quarters of fiscal 1996, reflecting an improvement in the tanker charter market accompanied by a relatively stable cost environment. Net income for the first three quarters of fiscal 1996 included gains on asset sales of $8.9 million, or 37 cents per share.

    Income from Vessel Operations

    The combination of increased average TCE rates and a larger fleet operating in a relatively stable cost environment resulted in a 21.0% increase in income from vessel operations, to $65.8 million in the first three quarters of fiscal 1997 from $54.4 million in the first three quarters of fiscal
    1996.

    During fiscal 1996, the Company disposed of four older, mid-1970s-built tankers, and chartered-in one Aframax tanker and acquired four newer
    Aframax tankers. In the first three quarters of fiscal 1997, the Company added one additional Aframax tanker to its fleet and fulfilled its commitment to purchase an Aframax tanker previously chartered-in. As a result, the Company's fleet was 5.4% larger on average in the first three quarters of fiscal 1997 than during the first three quarters of fiscal
    1996.

    Net voyage revenues increased 13.6%, to $204.8 million in the first three quarters of fiscal 1997, from $180.3 million in the first three quarters of fiscal 1996. In addition to the increase in fleet size, this reflects an improvement in tanker charter market conditions, with an average TCE rate of $19,732 in the first three quarters of fiscal 1997, up 8.6% from $18,170 in the first three quarters of fiscal 1996.

    Operating expenses increased approximately in line with the larger fleet.
    Depreciation and amortization expense included amortization of drydocking costs of $7.7 million in the first three quarters of fiscal 1997 and $6.5 million in the first three quarters of fiscal 1996.

                                 PAGE 14 OF 18


    The following table illustrates the relationship between fleet size
    (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:



                                                                Three Months Ended          Nine months Ended
                                                                December 31,                December 31,
                                                                1996         1995           1996         1995
    --------------------------------------------------------------------------------------------------------------------------------
    Total calendar ship-days                                     3,772            3,590      11,247       10,670
    Non-revenue days                                               199              188         640          533
    --------------------------------------------------------------------------------------------------------------------------------
    Revenue-generating ship-days (A)                             3,573            3,402      10,607       10,137
    --------------------------------------------------------------------------------------------------------------------------------
    Net voyage revenue before commissions (B) (000's)          $71,732          $64,115    $209,294     $184,189
    --------------------------------------------------------------------------------------------------------------------------------
    Time charter equivalent (TCE) (B/A)                        $20,076          $18,846     $19,732      $18,170
    --------------------------------------------------------------------------------------------------------------------------------
    Operating results per calendar ship-day:
    Net voyage revenue                                         $18,597          $17,491     $18,206      $16,896
    Vessel operating expense                                     4,832            4,733       4,848        4,732
    General and administrative expense                           1,214            1,107       1,216        1,198
    Drydocking expense                                             694              633         687          605
    --------------------------------------------------------------------------------------------------------------------------------
    Operating cash flow per calendar ship-day                  $11,857          $11,018     $11,455      $10,361
    --------------------------------------------------------------------------------------------------------------------------------

    LIQUIDITY AND CAPITAL RESOURCES

    The Company's total liquidity, including cash, cash equivalents and undrawn long-term lines of credit, was $264.6 million as at December 31, 1996 up from $195.3 million as of the beginning of the fiscal year, as a result of internally generated cash flow and a term loan refinancing completed in October 1996.

    Net cash flow from operating activities increased 47.7%, to $106.1 million in the first three quarters of fiscal 1997, compared to $71.8 million in the first three quarters of fiscal 1996. The increase was mainly caused by an improvement in the Company's income from vessel operations before depreciation, as well as temporary fluctuations in non-cash working capital.

    During the first three quarters of fiscal 1997, the Company incurred capital expenditures for vessels and equipment of $58.4 million as a result of the acquisition of two modern secondhand Aframax tankers, the SEMAKAU SPIRIT and the SINGAPORE SPIRIT. These acquisitions were financed through the term loan facilities completed in October 1996. Capital expenditures for drydocking were higher than average, at $11.0 million in the first three quarters of fiscal 1997, reflecting a larger than usual number of scheduled drydockings.

    The Company is committed to the construction of a newbuilding double-hull Aframax tanker scheduled for delivery in July 1997, for a total cost of $44.5 million. The remaining unpaid cost of $40.0 million for this vessel will be financed through a $35.6 million financing arrangement and cash balances.

                                 PAGE 15 OF 18

    <PAGE 16>

    The Company's scheduled debt repayments were $13.1 million during the first three quarters of fiscal 1997, down significantly from $51.0 million in the first three quarters of fiscal 1996 as a result of debt refinancings which have lengthened repayment terms. In October 1996, the Company completed two new term loan facilities (the "Term Loan Facilities"), with seven commercial banks providing borrowings of up to $210 million in order to refinance existing debt at improved rates and credit terms. The Term Loan Facilities also provided an additional $49 million of liquidity to the Company.

    Dividend payments during the first three quarters of fiscal 1997 were $18.1 million, or 64 cents per share, of which $9.8 million was paid in cash and $8.3 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

                  TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                DECEMBER 31, 1996

                           PART II:  OTHER INFORMATION


Item 1 - Legal Proceedings

     None

Item 2 - Changes in Securities

     None

Item 3 - Defaults Upon Senior Securities

     None

Item 4 - Submission of Matters to a Vote of Security Holders

     None

Item 5 - Other Information

        As reported in the Company's press release dated December 18, 1996, the Company announced that Bjorn Moller, previously the Company's Vice President, Group Chartering and Business Development, was promoted to the new position of Chief Operating Officer effective January 1, 1997. Mr. Moller's promotion to Chief Operating Officer is part of the Company's succession planning process.

Item 6 - Exhibits and Reports on Form 6-K

        a.      Exhibits

                27.1 Financial Data Schedule

        b.      Reports on Form 6-K
                None




THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENTS OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995 AND JANUARY 19, 1996, RESPECTIVELY.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TEEKAY SHIPPING CORPORATION



Date:    February 4, 1997           By:  /s/ James N. Hood
         --------------------       ---------------------------
                                    James N. Hood
                                    President and Chief Executive Officer